For period ending December 31, 1995     Exhibit 77C
File Number 811-7104


Mitchell Hutchins/Kidder, Peabody Municipal Bond Fund
(a series of Mitchell Hutchins/Kidder, Peabody Investment Trust II)

A special meeting of shareholders was held on October 27, 1995, at which the following proposal was approved:




Shares For Voted

Shares For as a % of Total Shares Outstanding



Shares Against


Shares Abstaining


To vote for or against the approval of an Agreement and Plan of Reorganization and Termination between PaineWebber National
 Tax-Free Income Fund and the Fund.

567,953
53%
0
6,403